UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dogness (International) Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G2788T111

(CUSIP Number)

May 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2788T111

1.	Names of Reporting Persons

Yuzhang Zhou
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

500,000
	6.	Shared Voting Power

None
	7.	Sole Dispositive Power

500,000
	8.	Shared Dispositive Power

None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

13.66%(1)(2)
12.	Type of Reporting Person

IN

(1)	Immediately following the closing of the Securities Purchase Agreement with the Issuer on May 16, 2024 (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 17, 2024), the Reporting Person has beneficial ownership of 500,000 shares of Class A Common Shares.
(2)	The number of the Class A Common Shares outstanding used in calculating the percentage is 3,661,658 as of May 16, 2024.

ITEM 1.

(a)	Name of Issuer:

Dogness (International) Corporation

(b)	Address of Issuer’s Principal Executive Offices:

No. 16 N. Dongke Road, Tongsha Industrial Zone Dongguan, Guangdong People’s Republic of China 523217

ITEM 2.

(a)	Name of Person Filing:

Yuzhang Zhou

(b)	Address of Principal Business Office, or if None, Residence:

No. 287 Xingyun Street, Tianhe District Guangzhou City, China

(c)	Citizenship:

China

(d)	Title of Class of Securities:

Class A Common Shares

(e)	CUSIP Number:

G2788T111

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
500,000	13.66%	500,000	0	500,000	0

The number of the Class A Common Shares outstanding used in calculating the percentage is 3,661,658 as of May 16, 2024.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024

(Signature)

/s/ Yuzhang Zhou
Yuzhang Zhou